

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Jeptha E. Larkin
Chief Financial Officer
Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, FL 32301

> **Re: Capital City Bank Group, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-13358**

Dear Jeptha E. Larkin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance